Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-292608

June 1, 2026

Contact:	Dave Snyder Constellation Communications 667-218-7700 david.snyder@constellation.com

Constellation Energy Corporation Announces Secondary Public Offering of Common Stock

BALTIMORE (June 1, 2026) — Constellation Energy Corporation (Nasdaq: CEG) announced today the commencement of an underwritten public offering of an aggregate of 11,000,000 shares of its common stock (the “Offering”) by certain of its shareholders (the “Selling Shareholders”). Constellation is not selling any shares of common stock in the Offering and will not receive any proceeds from any sale of shares by the Selling Shareholders.

Constellation also announced that it intends to purchase from the underwriters 2,000,000 shares of common stock that are the subject of the Offering at the price paid to the Selling Shareholders by the underwriters in the Offering (the “Share Repurchase”). The closing of the Offering is not conditioned upon the completion of the Share Repurchase, and the closing of the Share Repurchase is contingent on the closing of the Offering. The Offering is subject to market and other conditions, as well as customary closing conditions. The Share Repurchase will be conducted pursuant to Constellation’s existing share repurchase program.

Morgan Stanley and J.P. Morgan are acting as the underwriters for the Offering. The underwriters will have a 30-day option to purchase up to an additional 1,350,000 shares of common stock from the Selling Shareholders.

A registration statement on Form S-3ASR (File No. 333-292608) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was effective upon filing. The Offering is being made only by means of a free writing prospectus, a prospectus supplement and the accompanying base prospectus. Before investing, prospective investors should read the free writing prospectus, the prospectus supplement, the accompanying base prospectus, and the documents incorporated by reference therein for more complete information about Constellation and the Offering by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the free writing prospectus, the prospectus supplement, once available, and the accompanying base prospectus may be obtained by contacting: Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; and J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Constellation

Constellation Energy Corporation (Nasdaq: CEG), a Fortune 200 company headquartered in Baltimore, is the largest private-sector power producer in the world and the nation’s largest producer of clean and reliable energy. With 55 gigawatts of capacity from nuclear, natural gas, oil, geothermal, hydro, wind and solar facilities, our fleet has the generating capacity to power the equivalent of 27 million homes, providing about 10% of the nation’s clean energy and delivering the around-the-clock reliability needed to power America’s growing economy. We are also the largest nuclear energy company in the U.S. and a leading competitive retail supplier, serving approximately 2.5 million customer accounts nationwide, including 80% of the Fortune 100. We are committed to investing in innovation and new technologies to drive the transition to a reliable, sustainable and secure energy future.

Cautionary Statements Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Words such as “could,” “may,” “expects,” “anticipates,” “will,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” and variations on such words, and similar expressions that reflect our current views with respect to future events and operational, economic and financial performance, are intended to identify such forward-looking statements. These forward-looking statements are based on assumptions, expectations and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the Offering and potential methods of distribution of the securities by the underwriters.

Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. The factors that could cause actual results to differ materially from the forward-looking statements made by us include those factors discussed in (i) our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 in (a) Part I, ITEM 1A. Risk Factors, (b) Part II, ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and (c) Part II, ITEM 8. Financial Statements and Supplementary Data: Note 18 — Commitments and Contingencies; (ii) our Quarterly Report on Form 10-Q for the quarter ended on March 31, 2026 in (a) Part II, ITEM 1A. Risk Factors, (b) Part I, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and (c) Part I, ITEM 1. Financial Statements: Note 15 — Commitments and Contingencies; and (iii) other factors discussed in filings with the SEC by us.

You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. We do not undertake any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date as of which any such forward-looking statement is made.